Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended
	August 31,
	2011	2010

Item 6.

Weighted average shares outstanding — Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	—

Weighted average shares outstanding — Diluted	7,054,442	7,054,442

Net Income (Loss)	$399,294	$(598,225)

Per share amount
Basic and Diluted	$0.06	$(0.08)

	Nine Months Ended
	August 31,
	2011	2010

Weighted average shares outstanding — Basic	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	—

Weighted average shares outstanding — Diluted	7,054,442	7,054,442

Net Income (Loss)	$495,131	$(967,260)

Per share amount
Basic and Diluted	$0.07	$(0.14)